SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, June 20, 2016 - GOL Linhas Aéreas Inteligentes S.A. “GOL” or “Company” (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: CC, Fitch: C e Moody’s: Caa3), announced today that it has extended and amended its previously announced private offer to exchange (the "Exchange Offers") any and all of its outstanding Senior Unsecured Notes (the "Old Notes").

As of 5:00 p.m., New York City time, on June 17, 2016, Eligible Holders (as defined below) had validly tendered U.S.$135,486,000 (R$465,692,479.20) in total aggregate principal amount of Old Notes, divided as follows: (i) U.S.$24,471,000 of 2017 Notes, (ii) U.S.$29,750,000 of 2020 Notes, (iii) U.S.$30,150,000 of 2022 Notes, (iv) U.S.$11,956,000 of 2023 Notes and (v) U.S.$39,159,000 of Perpetual Notes.

Together with the significant efforts from all of the Company’s commercial partners and creditors, the voluntary Exchange Offers are intended to ensure that GOL emerges from the current political and economic crisis in Brazil in the best competitive position. Since the announcement of its Exchange Offers on May 3, 2016, GOL and PJT Partners, GOL’s financial advisor, have engaged in discussions with a significant number of its noteholders.  Based on the result of these discussions and the Company’s desire to reflect the views of its noteholders, GOL is amending the terms of its voluntary Exchange Offers and removing the minimum participation condition.

The new terms represent an increase in consideration from the initial offer of up to 84% for holders of Old 2020, 2022 and 2023 Notes, and up to 79% for the Perpetual Notes. These terms offer substantial premiums over both the current market value as well as the market value of the Old Notes on May 3, when GOL launched the Exchange Offers.

To holders of Old 2017 Notes, GOL will pay an exchange consideration of up to 72.5% of par value with 21% of the par value paid in cash and the balance in the form of New 2018 Notes. To holders of Old 2020 Notes, Old 2022 Notes and Old 2023 Notes, GOL will pay an exchange consideration of up to 55% of par value with 7% of the par value paid in cash and the balance in New 2021 Notes. To holders of Old Perpetual Notes, GOL will pay an exchange consideration of up to 45% of par value in the form of New 2028 Notes.

In view of the reduction in principal amount being asked of exchanging holders, GOL has increased the value of the New Notes by also:

•         Raising the interest rate of the New Notes from 8.5% to 9.5% (8.5% payable in cash and 1.0% in additional New Notes)

1	GOL Linhas Aéreas Inteligentes S.A.

•         Giving the holders of New 2021 Notes and New 2028 Notes the opportunity to benefit from improvement in the company’s performance, by providing for a one-time payment of an additional 13.5% of the face value of the New 2021 and New 2028 Notes if on or after December 31, 2017, GOL’s EBIT exceeds R$800 million for the preceding four fiscal quarters (the “Improvement Premium” or “IP”)

•         Providing that, if holders of more than 60% of the aggregate principal amount of the Existing Notes participate in the Exchange Offer, then exchanging holders will receive additional consideration in New Notes equal to 2.5% of the par value of the 2017 Notes, and equal to 5% of the par value of the Old 2020, 2022, 2023 and Perpetual Notes (the “Participation Premium”, or “PP”)

•         Providing that, in the event of a change in the Company’s voting control before 2018, holders of the New 2021 Notes will receive a premium of 50% of the par value of the then outstanding New 2021 Notes, comprised of 10% in cash and 40% in New 2021 Notes, and holders of the New 2028 Notes will receive a premium of 50% of the par value of the New 2028 Notes, comprised of 10% in cash and 40% in New 2028 Notes

•         Shortening to July 2021 the maturity of the New Notes to be exchanged for Old 2020, 2022 and 2023 Notes

As a result, in exchange for each US$1,000 principal amount of the Old Notes that are validly tendered (and not validly withdrawn) at or before the Expiration Time and accepted for exchange, Eligible Holders will receive up to the following exchange consideration:

•         2017 Notes: US$725, consisting of US$210 in cash and US$515 in principal amount of the New 2018 Notes, including the PP of US$25 in New 2018 Notes, compared to the initial offer of US$650 (US$195 in cash and US$455 in notes)

•         2020 Notes: US$551, consisting of US$70 in cash and US$481 in principal amount of the New 2021 Notes, including the IP of US$51 in New 2021 Notes and the PP of US$50 in New 2021 Notes, compared to the initial offer of US$300 (US$60 in cash and US$240 in notes)

•         2022 Notes: US$551, consisting of US$70 in cash and US$481 in principal amount of the New 2021 Notes, including the IP of US$51 in New 2021 Notes and the PP of US$50 in New 2021 Notes, compared to the initial offer of US$300 (US$60 in cash and US$240 in notes)

2	GOL Linhas Aéreas Inteligentes S.A.

•         2023 Notes: US$551, consisting of US$70 in cash and US$481 in principal amount of the New 2021 Notes, including the IP of US$51 in New 2021 Notes and the PP of US$50 in New 2021 Notes, compared to the initial offer of US$300 (US$60 in cash and US$240 in notes)

•         Perpetual Notes: US$447 in principal amount of the New 2028 Notes, including the IP of US$47 in New 2028 Notes and the PP of US$50 in New 2028 Notes, compared to the initial offer of US$250 in notes.

The New Notes will be guaranteed by the Company and VRG Linhas Aéreas S.A. (“VRG”) and will be secured by a first priority security interest in all spare parts owned now or in the future by VRG and, as a result, structurally senior to all of GOL’s existing and future unsecured indebtedness, including the Old Notes, and senior to any future subordinated indebtedness that GOL may incur.  Old Notes will not get the benefit of the collateral securing the New Notes, and holders of Old Notes who do not participate in the Exchange Offers will be effectively subordinated to the New Notes, to the extent of the value of the collateral securing the New Notes.

To allow its noteholders additional time to evaluate its improved and amended offers, the Company is extending the deadline of its Exchange Offers to 11:59 p.m., New York City time, on July 1, 2016 (the “Expiration Time”).

GOL is not extending the period for the Early Participation Premium. However, holders who validly tendered (and do not hereafter validly withdraw) Old Notes at or before 5:00 p.m., New York City Time, on May 27, 2016 (the “Early Participation Time”) that are accepted for exchange will receive, in addition to the exchange consideration above, the following early participation premium for each US$1,000 principal amount of the Old Notes:

•         2017 Notes: US$15 in cash and US$35 in principal amount of the New 2018 Notes

•         2020 Notes: US$10 in cash and US$40 in principal amount of the New 2021 Notes

•         2022 Notes: US$10 in cash and US$40 in principal amount of the New 2021 Notes

•         2023 Notes: US$10 in cash and US$40 in principal amount of the New 2021 Notes

•         Perpetual Notes: US$50 in principal amount of the New 2028 Notes.

GOL will pay, upon settlement of the Exchange Offers, all accrued and unpaid interest on the Old Notes exchanged for New Notes.

Tendered Old Notes may not be withdrawn subsequent to the Withdrawal Deadline, subject to limited exceptions. If, after the Withdrawal Deadline, at 11:59 p.m., New York City Time, on July 1, 2016, the Issuer (i) reduces the principal amount of Old Notes subject to the Exchange Offers, (ii) reduces the exchange consideration or (iii) is otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent to holders of the Old Notes by the Issuer. The Issuer may extend the Expiration Time without extending the Withdrawal Deadline, unless otherwise required by law.

3	GOL Linhas Aéreas Inteligentes S.A.

In the event of a termination of an Exchange Offer, no exchange consideration will be paid, and the Old Notes tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders.

The obligation of the Company to consummate the Exchange Offers is conditioned upon certain events identified in an exchange offer memorandum available to Eligible Holders. The obligation of the Company to consummate the Exchange Offers is not conditioned upon a minimum in aggregate principal amount of outstanding Old Notes being exchanged. None of the Exchange Offers is conditioned upon any of the other Exchange Offers. In addition, the Company has the right to amend, terminate or withdraw, in its sole discretion, any of the Exchange Offers at any time and for any reason, including failure to satisfy any condition to the Exchange Offers.

GOL will pay a soliciting dealer fee of US$2.50 for each $1,000 principal amount of Old Notes that are validly tendered and accepted for exchange to retail brokers that are appropriately designated by their clients to receive this fee. The soliciting dealer fee will only be paid to each designated retail broker for each tendering eligible holder that submits Old Notes with an aggregate principal amount of US$500,000 or less (an increase to prior terms).

In order to be eligible to receive the Soliciting Dealer Fee, a properly completed Soliciting Dealer Form must be received by D.F. King & Co., Inc., the Exchange and Information Agent, prior to the Expiration Time. GOL will, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the Soliciting Dealer Form and appropriate documentation without defects or irregularities and in respect of bona fide tenders).

The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

4	GOL Linhas Aéreas Inteligentes S.A.

Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

The complete amended and restated terms and conditions of the Company's offer to Eligible Holders, including amendments to the terms of the New Notes, are set forth in the Company's amended and restated exchange offer memorandum, dated June 20, 2016 (the "Amended and Restated Exchange Offering Memorandum").

The Offer is being made, and the New Notes are being offered and will be issued, only (a) in the United States to holders of Existing Notes who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) and (b) outside the United States to holders of Existing Notes who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The holders of Existing Notes who have certified to the Company that they are eligible to participate in the Offer pursuant to at least one of the foregoing conditions are referred to as "Eligible Holders."

The Offer and the New Notes have not been, and will not be, registered with the Brazilian Comissão de Valores Mobiliários. The Offers and the New Notes are not offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.

The New Notes have not been registered under the Securities Act or any state securities laws. Accordingly, the New Notes will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable securities laws, pursuant to registration or exemption therefrom.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security. Neither GOL, its officers, our board of directors, the Exchange Agent nor the Information Agent is making any recommendation as to whether noteholders should tender Old Notes for exchange pursuant to the Exchange Offers. Further, none of the aforementioned parties have authorized anyone to make any such recommendation.

5	GOL Linhas Aéreas Inteligentes S.A.

PJT Partners is serving as financial advisor to GOL.  The Bank of New York Mellon is serving as Trustee. Milbank, Tweed, Hadley & McCloy LLP and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados are serving as legal advisors to GOL.

D.F. King & Co., Inc. has been appointed as the information agent and the exchange agent for the Offer. Holders may contact the information agent to request the Amended and Restated Exchange Offering Memorandum and any related documents at (212) 269-5550 or toll free at (877) 283-0318.   For more information and to participate in the private Exchange Offer, eligible bondholders should visit the following website: www.dfking.com/gol.

6	GOL Linhas Aéreas Inteligentes S.A.

Notice Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company that may cause the actual results to be materially different from any future results expressed or implied in such forward-looking statements. Although the Company believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to the Company's management, the Company cannot guarantee future results or events. The Company expressly disclaims a duty to update any of the forward-looking statements.

Disclaimer

      The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Media Relations

Marcelo Mota

In Press Porter Novelli

+55 11 94547 7447

Michael Freitag, Meaghan Repko and Dan Moore

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

7	GOL Linhas Aéreas Inteligentes S.A.

About GOL Linhas Aéreas Inteligentes S.A.

      In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bring people closer and reduce distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

      GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean.

      The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

8	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.